## Contact

www.linkedin.com/in/kraig-weaver-a9a1b449 (LinkedIn)
www.ANDcollaborative.com (Company)

## Top Skills

Onshore
Completion
Reservoir Engineering

# Kraig Weaver

Owner & Head Distiller at The Block Distilling Co.
Denver, Colorado, United States

## Summary

With a background in oil and gas and a degree in engineering from CSM in Golden, I am now completely using my degrees to their fullest by owning and starting two business that have nothing to do with O&G (smiley face); a custom furniture company (AND collaborative) and a craft distillery (The Block Distilling Co.). But in all seriousness without a background in engineering neither of these would exist; from the contacts gathered, the knowledge of math, to the knowledge of how businesses run. It has been a great journey thus far and I look forward to seeing how they develop and where they go from here.

## Experience

### The Block Distilling Co.

Owner, Manager, Head Distiller
July 2015 - Present (8 years 9 months)
2990 Larimer St., Denver, CO 80205

Wow! We have been open for 3 years! It has been a crazy ride. We have a lineup of 8 different spirits including 2 whiskies that are a minimum of 2 years old. We grew 39% from year 1 to 2 & 18% from year 2 to 3 which was 2020! We are in the process of expanding our production by 6x. And we are currently fundraising on WeFunder (link below).

### AND collaborative

owner / designer / builder
June 2013 - December 2019 (6 years 7 months)
Denver

I am the founder of the creative collaboration company AND collaborative (www.ANDcollaborative.com). AND specializes in getting groups of creatives together to offer one of a kind services and products ranging from custom wood and metal furniture to photography to graphic design to art. Located in Denver, CO all of AND's products are handmade.

### Well Data Labs

#### Petroleum Engineer

April 2015 - August 2015 (5 months)

Ever evolving position involving product testing and development, customer success, and customer service.

### WPX Energy

4 years 4 months

#### Reservoir Engineer II

June 2012 - April 2015 (2 years 11 months)

I work in the Exploration Group evaluating potential plays and data rooms.

#### Completions Engineer

January 2011 - June 2012 (1 year 6 months)

Denver

Worked as a Completions Engineer in the Piceance Basin.  Also ran and started WPX's participation in FracFocus.org.

## Education

### Colorado School of Mines

Bachelor of Science (B.S.), Petroleum Engineering · (2006 - 2010)